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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934


                         Greate Bay Casino Corporation
                               (Name of Issuer)

                    Common Stock, par value $0.10 per share
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                        (Title of Class of Securities)

                                   391546108
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                                (CUSIP Number)

               William D. Pratt, Secretary and General Counsel,
        Greate Bay Casino Corporation, Two Galleria Tower, Suite 2200,
          13455 Noel Road, LB 48, Dallas, Texas 75240, (972) 386-9777
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     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               DECEMBER 31, 1996
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            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

                                             Page      2   of     10     Pages
                   CUSIP No.  391546108
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             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Hollywood Casino Corporation
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             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                                    (b) [ ]

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             3    SEC USE ONLY

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             4    SOURCE OF FUNDS

                  N/A
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             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

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             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
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         NUMBER OF           7  SOLE VOTING POWER
          SHARES                0
       BENEFICIALLY          ---------------------------------------------------
         OWNED BY            8  SHARED VOTING POWER
           EACH                 0
         REPORTING           ---------------------------------------------------
          PERSON             9  SOLE DISPOSITIVE POWER
           WITH                 0
                             ---------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                0
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            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON

                  0
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            12    CHECK BOX IF THE AGGREGATE AMOUNT IN
                  ROW (11) EXCLUDES CERTAIN SHARES  [ ]

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            13    PERCENT OF CLASS REPRESENTED BY AMOUNT
                  IN ROW (11)

                  0.0%
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            14    TYPE OF REPORTING PERSON*

                  CO
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Item 1.  Security and Issuer.
-------  --------------------

     This statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Greate Bay Casino Corporation (f/k/a Pratt Hotel Corporation), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is Two Galleria Tower, 13455 Noel Road, Suite 2200, Dallas, Texas 75240. The Company owns and operates the Sands Hotel and Casino in Atlantic City, New Jersey.

Item 2.  Identity and Background.
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     Name:
     Hollywood Casino Corporation

     State of Incorporation:
     Delaware

     Principal Business:

Hollywood Casino Corporation ("Hollywood") owns and operates distinctive Hollywood-themed casino entertainment facilities under the service mark Hollywood Casino in Aurora, Illinois and Tunica County, Mississippi.

     Address of Principal Business Office:
     Two Galleria Tower
     13455 Noel Road
     Suite 2200
     Dallas, Texas 75240

     Executive Officers, Directors and Controlling Persons of Hollywood:
     (a)  Names:
     Jack E. Pratt:    Chairman of the Board and Chief Executive Officer
of Hollywood.
     Edward T. Pratt, Jr: Vice Chairman of the Board, Vice President and Treasurer of Hollywood.

     William D. Pratt:    Executive Vice President, Secretary and General
Counsel and a Director of Hollywood.

     Edward T. Pratt III: President, Chief Operating Officer and Assistant Secretary and a Director of Hollywood.

     Richard D. Knight: Executive Vice President - Operations of Hollywood.

     Charles F. LeFrano III:  Vice President of Finance of Hollywood.

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     James A. Colquitt:  Director of Hollywood.

     Theodore H. Strauss:  Director of Hollywood.

     (b) Business Address of James A. Colquitt:
     274 N. Marietta Parkway
     Marietta, Georgia   30060

     Business Address of Theodore H. Strauss:
     Bear Stearns & Co., Inc.
     300 Crescent Court
     Suite 200
     Dallas, Texas   75201

Business Address of All Other Executive Officers, Directors and Controlling Persons of Hollywood:
     Two Galleria Tower
     13455 Noel Road
     Suite 2200
     Dallas, Texas 75240

     (c)   Present Principal Occupation:
     Jack E. Pratt: Chairman of the Board and Chief Executive Officer of Hollywood; Chairman of the Board and Chief Executive Officer of the Company.

     Edward T. Pratt, Jr: Vice Chairman of the Board, Vice President and Treasurer of Hollywood; Vice Chairman of the Board and Treasurer of the Company.

     William D. Pratt:    Executive Vice President, Secretary and General
Counsel and a Director of Hollywood; Executive Vice President, Secretary and General Counsel and a Director of the Company.

     Edward T. Pratt III: President, Chief Operating Officer and Assistant Secretary and a Director of Hollywood; President and Chief Operating Officer of the Company.

     Richard D. Knight:  Executive Vice President - Operations of Hollywood.

     Charles F. LeFrano III: Vice President of Finance of Hollywood; Vice President of the Company.

     James A. Colquitt:  Director of Hollywood and Insurance Consultant.

     Theodore H. Strauss: Director of Hollywood and a Managing Director of Bear Stearns & Co. Inc.

     To the best knowledge of Hollywood, none of Hollywood, the Executive Officers, Directors or Controlling Persons of Hollywood has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     To the best knowledge of Hollywood, none of Hollywood, the Executive Officers, Directors or Controlling Persons of Hollywood has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Jack E. Pratt, Edward T. Pratt, Jr., William D. Pratt, Edward T. Pratt III, Richard D. Knight, Charles F. LeFrano III, James A. Colquitt and Theodore H. Strauss are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
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     Hollywood disposed of all of the shares of the Company's Common Stock owned by Hollywood (the "Shares") pursuant to a distribution (the "Distribution") on a pro-rata basis to the holders of Hollywood's Class A Common Stock, par value $0.0001 (the "Hollywood Common Stock"). The Distribution occurred on December 31, 1996 at the rate of 0.167852 of a share of the Common Stock of the Company for each share of Hollywood Common Stock owned of record on December 24, 1996 by the stockholders of Hollywood Common Stock. No consideration was paid by the holders of Hollywood Common Stock in return for the Shares received in the Distribution.

Item 4.  Purpose of the Transaction.
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     The purpose of the Distribution was to effect a spinoff of the Shares of the Company to the holders of Hollywood Common Stock.

     Hollywood reserves the right to reacquire securities of the Company, to subsequently dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of their investment goals, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.
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     (a) Hollywood does not own of record or beneficially any shares of Common
Stock.

     Jack E. Pratt owns of record 5,874 shares of Common Stock (representing approximately 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood). Jack E. Pratt may be deemed to be the beneficial owner of an aggregate of 476,405 shares of Common Stock

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(representing approximately 9.2% of the shares of Common Stock outstanding on
January 1, 1997, based on information supplied by the Company to Hollywood), which number includes, in addition to the 5,874 shares of record owned of record by him, 302,030 shares owned of record by J.E. Pratt Co. No. 1 and 168,501 shares owned of record by the W.D. Pratt Family Trust. Jack E. Pratt is the Managing General Partner of J.E. Pratt Co. No. 1 and the Trustee of the W.D. Pratt Family Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by J.E. Pratt Co. No. 1 and the W.D. Pratt Family Trust. Jack E. Pratt disclaims beneficial ownership of all shares of Common Stock owned by the W.D. Pratt Family Trust and any shares of Common Stock held by J.E. Pratt Co. No. 1 exceeding his pecuniary interest therein.

     Edward T. Pratt, Jr. owns of record 5,035 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood). Edward T. Pratt, Jr. may be deemed to be the beneficial owner of an aggregate of 160,591 shares of Common Stock (representing approximately 3.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood), which number includes, in addition to the 5,035 shares owned of record by him, 155,556 shares owned of record by E.T. Pratt Co. No. 1. Edward T. Pratt, Jr. is the Managing General Partner of E.T. Pratt Co. No. 1 and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by E.T. Pratt Co. No. 1. Edward T. Pratt, Jr.
disclaims beneficial ownership of all shares of Common Stock owned by E.T. Pratt Co. No. 1.


     William D. Pratt owns of record 1,678 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood). William D. Pratt may be deemed to be the beneficial owner of an aggregate of 822,380 shares of Common Stock (representing approximately 15.9% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood), which number includes, in addition to the 1,678 shares owned of record by him, 770,250 shares owned of record by the J.E. Pratt Family Trust, 48,816 shares owned of record by W.D. Pratt Co. No. 1 and 1,636 shares owned of record by the WDP Jr. Family Trust. William D. Pratt is the Managing General Partner of W.D. Pratt Co. No. 1 and the Trustee of each of the J.E. Pratt Family Trust and WDP Jr. Family Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by W.D. Pratt Co. No. 1, the J.E. Pratt Family Trust and the WDP Jr. Family Trust. William D. Pratt disclaims beneficial ownership of all shares of Common Stock owned by the J.E. Pratt Family Trust and the WDP Jr. Family Trust and any shares of Common Stock held by W.D. Pratt Co. No. 1 exceeding his pecuniary interest therein.

     Edward T. Pratt III owns of record 61,533 shares of Common Stock (representing approximately 1.2% of the shares of Common Stock outstanding on

January 1, 1997, based on information supplied by the Company to Hollywood). Edward T. Pratt III may be deemed to be the beneficial owner of an aggregate of 409,995 shares of Common Stock (representing approximately 7.9% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood), which number includes, in addition to the 61,533 shares owned of record by him, 348,462 shares owned of record by the E. Pratt Family Trust. Edward T. Pratt III is the Trustee of the E. Pratt Family Trust and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by the E. Pratt Family Trust. Edward T. Pratt III disclaims beneficial ownership of any shares of Common Stock owned by the E. Pratt Family Trust exceeding his pecuniary interest therein.

     Richard D. Knight owns of record and beneficially 13,594 shares of Common Stock (representing approximately 0.3% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood).

     Charles F. LeFrano III does not own of record or beneficially any shares of Common Stock.

     James A. Colquitt does not own of record or beneficially any shares of Common Stock.

     Theodore H. Strauss owns of record and beneficially 503 shares of Common Stock (representing less than 0.1% of the shares of Common Stock outstanding on January 1, 1997, based on information supplied by the Company to Hollywood).

     (b) Hollywood has no power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of any shares of Common Stock.

     Jack E. Pratt has sole voting power and sole dispositive power with respect to the 5,874 shares of Common Stock owned of record by him, the 302,030 shares of Common Stock owned of record by J.E. Pratt Co. No. 1, and the 168,501 shares of Common Stock owned of record by the W.D. Pratt Family Trust, for a total of 476,405 aggregate shares of Common Stock of the Company.

     Edward T. Pratt, Jr. has sole voting power and sole dispositive power with respect to the 5,035 shares of Common Stock owned of record by him, and the 155,556 shares of Common Stock owned of record by E.T. Pratt Co. No. 1, for a total of 160,591 aggregate shares of Common Stock of the Company.

     William D. Pratt has sole voting power and sole dispositive power with respect to the 1,678 shares of Common Stock owned of record by him, the 770,250 shares of Common Stock owned of record by the J.E. Pratt Family Trust, the 48,816 shares of Common Stock owned of record by W.D. Pratt Co. No. 1 and the 1,636 shares of Common Stock owned of record by the WDP Jr. Family Trust, for a total of 822,380 aggregate shares of Common Stock of the Company.

     Edward T. Pratt III has sole voting power and sole dispositive power with respect to the 61,533 shares of Common Stock owned of record by him and the 348,462 shares of Common Stock owned of record by the E. Pratt Family Trust, for a total of 409,995 aggregate shares of Common Stock of the Company.

     Richard D. Knight has sole voting power and sole dispositive power with respect to the 13,594 shares of Common Stock owned of record by him.

     Charles F. LeFrano III has no power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     James A. Colquitt has no power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     Theodore H. Strauss has sole voting power and sole dispositive power with respect to the 503 shares of Common Stock owned of record by him.

     (c) Charles F. LeFrano III has sold the 2,013 shares of Common Stock which he received in the Distribution. The only other transaction by the Reporting Persons in the Common Stock of the Company during the past 60 days is the Distribution described in Item 3 above. The description of the Distribution in
Item 3 is hereby incorporated by reference.

     (d) Hollywood does not have right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock. Jack E. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 5,874 shares of Common Stock owned of record by him. Edward T. Pratt, Jr. has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 5,035 shares of Common Stock owned of record by him. William D. Pratt has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 1,678 shares of Common Stock owned of record by him. Edward T. Pratt III has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 61,533 shares of Common Stock owned of record by him. Richard D. Knight has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 13,594 shares of Common Stock owned of record by him. Charles F. LeFrano III does not have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock. James A. Colquitt does not have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock. Theodore H. Strauss has the sole right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the 503 shares of Common Stock owned of record by him. has no power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition of any shares of Common Stock.

     (e) Hollywood ceased to be the beneficial owner of more than five percent of the Common Stock on December 31, 1996.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

     None.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

     None.

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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 10, 1997



                              HOLLYWOOD CASINO CORPORATION


                              /s/ William D. Pratt
                              -------------------------
                              By: William D. Pratt
                                  Executive Vice President,
                                  Secretary and General Counsel